AB* 3/10

09059024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-51968

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blackwatch Brokerage Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Summer Street
(No. and Street)

Boston (City) **MA** (State) **02210** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

99 High Street (Address) **Boston** (City) **MA** (State) **02110** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

KPMG

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Statement of Financial Condition
December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Blackwatch Brokerage Inc.:

We have audited the accompanying statement of financial condition of Blackwatch Brokerage Inc. (the "Company") (a wholly-owned subsidiary of The Macgregor Group, Inc.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blackwatch Brokerage Inc. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	8,946,632
Receivables from brokers and dealers (net of allowance for doubtful accounts of $311,646)		5,002,112
Securities owned, at fair value		7,413
Due from affiliates		647,785
Deferred tax asset		163,817
Other assets		4,304
Total assets	$	14,772,063

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	44,000
Due to Parent and affiliate		1,108,631
Total liabilities		1,152,631
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		1,364,931
Retained earnings		12,254,491
Total stockholder's equity		13,619,432
Total liabilities and stockholder's equity	$	14,772,063

See accompanying notes to statement of financial condition.

BLACKWATCH BROKERAGE INC.

(A wholly-owned Subsidiary of The Macgregor Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2008

(1) Organization

Blackwatch Brokerage Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of The Macgregor Group, Inc. ("the Parent"), a provider of trade order management technology for the financial community, which in turn, is ultimately owned by Investment Technology Group, Inc. ("ITG").

The statement of financial condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is engaged in a single line of business as a securities broker and generates transaction fee revenue through revenue sharing agreements with alternative trading systems, electronic communications networks and other brokers and dealers (collectively, the "clients"). Effective October 1, 2008, the agreements associated with transaction fee revenue generated from clients domiciled outside of North America were assigned to an affiliate, ITG Ventures Ltd. ("Ventures").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers, and accordingly the Company is exempt from SEC Rule 15c3-3 ("Rule") pursuant to provision (k)(2)(ii) of such Rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company.

Included in cash and cash equivalents at December 31, 2008 is an investment in a U.S. Government money market fund of $8,423,000.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and receivables from brokers and dealers are carried at fair value. Liabilities are carried at amounts approximating fair value.

Revenue Recognition

Receivables from brokers and dealers consist of transaction fee receivables, net of an allowance for doubtful accounts, which is determined based upon management's estimate of the collectibility of such receivables.

Securities owned, at fair value at December 31, 2008 consists of common stock. The securities are valued using market quotes.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of ITG. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis, in accordance with the Tax Sharing Agreement between the Company and ITG.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income taxes-an Interpretation of FASB Statement No. 109* ("FIN 48"), which became effective on January 1, 2007, have been met. Specifically, FIN 48 requires that the Company determine whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. ITG allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or the period under audit for the jurisdiction is settled.

(3) Fair Value Measurements

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("FAS 157") effective January 1, 2008. FAS 157 does not expand the use of fair value in any new circumstances, but rather defines fair value, establishes a framework for measuring fair value, as well as a fair value hierarchy based upon the inputs used to measure fair value and expands disclosures about fair value measurements.

FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. The Company includes items reported at fair value in cash and cash equivalents and securities owned, at fair value on the Statement of Financial Condition.

As defined in FAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often uses certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company categorizes the fair value measured financial instruments according to the fair value hierarchy prescribed by FAS 157. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2008 consist of securities owned, at fair value and an investment in a U.S. Government money market fund of $8,423,000 which is included in cash and cash equivalents. The Company does not currently have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions including time value, yield curve and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 financial instruments.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 financial instruments.

The adoption of FAS 157 had no effect on the values of those financial assets and liabilities which the Company carries at fair value.

(4) Related Party Transactions

The Company reimburses the Parent for providing administrative and support services to the Company. These services include, but are not limited to, office space, telephone services, computer services, internal accounting, payroll, utilities and other miscellaneous services.

The Company entered into a revenue sharing agreement with ITG Inc., in which the Company earns transaction fees based on the volume of shares traded via links between the Parent's technology product and clients of ITG Inc.

(5) Income Taxes

As of December 31, 2008, the Company had a net receivable of $474,435 due from ITG related to overpayment of income taxes, which is included in due from affiliates in the Statement of Financial Condition.

At December 31, 2008, a deferred tax asset of $163,817 was recorded on the Statement of Financial Condition. This consisted of a federal deferred tax asset and a state and local deferred tax asset of $125,742 and $38,075, respectively. Included in the federal deferred tax asset is $31,247 of minimum tax credit carryforwards which are available to reduce future regular federal income taxes over an indefinite period of time.

Tax Uncertainties

With limited exception, the Company is no longer subject to the U.S., federal, state, or local tax audits by taxing authorities for years preceding 2005. The Internal Revenue Service is currently examining ITG's U.S. federal income tax return for 2006 and 2007. Certain state and local returns are also currently under various stages of audit.

(6) Concentration of Credit Risk

The Company is engaged in brokerage activities in which the counterparties are other brokers and dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables from brokers and dealers, and securities owned, at fair value. Cash and cash equivalents and securities owned, at fair value are deposited with major U.S. banking institutions.

BLACKWATCH BROKERAGE INC.
(A wholly-owned Subsidiary of The Macgregor Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2008

(7) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness.

At December 31, 2008, the Company had net capital of $10,895,487, which was $10,818,645 in excess of required net capital of $76,842. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.